Exhibit 21.1

LIST OF SUBSIDIARIES OF NUTRITION & BIOSCIENCES, INC.

Entity Name	Jurisdiction
Danisco USA Inc.	United States
Solae, LLC	United States
Nutrition & Biosciences USA 1, LLC	United States
Danisco US Inc.	United States
DuPont Nutrition Biosciences ApS	Denmark
Genencor International, B.V.	The Netherlands
Specialty Products US, LLC	United States